FIRST CERTIFICATE OF AMENDMENT
TO THE

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF

SERINA THERAPEUTICS, INC.

SERINA THERAPEUTICS, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: This First Certificate of Amendment amends the provisions of the Corporation’s First Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on March 26, 2024, as amended by that certain Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of the Corporation, filed with the Secretary of State on April 10, 2025, and that certain Certificate of Correction of the Corporation, filed with the Secretary of State on May 22, 2025 (the “First Amended and Restated Certificate of Incorporation”).

SECOND: Section 4.1 of the Corporation’s First Amended and Restated Certificate of Incorporation shall be amended and restated in its entirety to read as follows:

“4.1 Authorized Shares. The corporation is authorized to issue two classes of stock, which shall be designated “Common Stock” and “Preferred Stock.” The number of shares of Common Stock which the corporation is authorized to issue is one hundred and twenty-five million (125,000,000), with a par value of $0.0001 per share. The number of shares of Preferred Stock which the corporation is authorized to issue is five million (5,000,000), with a par value of $0.0001 per share.”

THIRD: This First Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this First Certificate of Amendment to be duly executed in its corporate name as of the 17th day of June, 2026.

SERINA THERAPEUTICS, INC.

By:	/s/ Steve Ledger
Name: Steve Ledger
Title: Chief Executive Officer